# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Future Fintech Group Inc., CIK 0001066923
CUSIP: 36117V303
Title of class of securities: Common Stock, 0.001 par value per share
Address of issuer's principal executive offices: AMERICAS TOWER, 1177 AVENUE OF THE AMERI, SUITE 5100, New York, New York (NY), 10036
Date of event which requires filing of this statement: 07/11/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001528562

## Reporting persons
- Jian Ke: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 247,000; sole dispositive power 0; shared dispositive power 247,000; aggregate amount beneficially owned 247,000 (7.15% of the class)
  Comment: Percentage of ownership in Box 11 above is calculated based on an aggregate of 3,450,770 shares of Common Stock outstanding as of July 7, 2025 based upon information received from the Issuer's transfer agent. For additional information please refer to Item 4.
- FT Global Capital Inc.: type of reporting person: parent holding company or control person (HC), corporation (CO); citizenship or place of organization: Florida (FL); sole voting power 0; shared voting power 247,000; sole dispositive power 0; shared dispositive power 247,000; aggregate amount beneficially owned 247,000 (7.15% of the class)
  Comment: The number of shares in Box 9 above represents shares of Common Stock of Future Fintech Group Inc. (the "Issuer") held by Jian Ke. For additional information please refer to Item 4. Use this area for footnotes references.

## Item 1. Issuer
Name of issuer: Future Fintech Group Inc.
Address of issuer's principal executive offices: Americas Tower, 1177 Avenue of The Americas, Suite 5100, New York, NY 10036.

## Item 2. Person Filing
Name of person filing: This Schedule 13G is being filed on behalf of (i) Jian Ke, an individual who is a citizen of the United States of America ("Mr. Ke"), and (ii) FT Global Capital, Inc., a Florida corporation ("FT Global" and together with Mr. Ke, collectively the "Reporting Persons").
Address of principal business office or, if none, residence:
The principal business office of Mr. Ke is 1688 Meridian Avenue, Suite 700, Miami Beach, Florida 33139.

The principal business office of FT Global is 1688 Meridian Avenue, Suite 700, Miami Beach, Florida 33139.
Citizenship: Mr. Ke is President, Chief Executive Officer and the sole director of FT Global and may be deemed to control FT Global. Mr. Ke is a United Stated citizen. Mr. Ke may be deemed to have voting and dispositive power over the shares of Common Stock of the Issuer beneficially owned by FT Global. FT Global Capital, Inc. is a corporation organized under the laws of the State of Florida. Mr. Ke disclaims beneficial ownership of these securities for all other purposes. The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13G as Exhibit 1, pursuant to which the Reporting Persons have agreed to file this Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: Amount beneficially owned: This Amendment No. 1 to the previously filed Schedule 13G by the Reporting Persons to reflect certain changes in the beneficial ownership following the original filing resulting from the sales of 93,000 shares of Common Stock. In accordance with the terms and provisions of the Settlement and Forbearance Agreement with the Issuer dated as of June 17, 2025 (the "SFA") (as disclosed in the Form 8-K filed by the Issuer with the Securities and Exchange Commission on June 20, 2025), each of the Reporting Persons may have been deemed to have beneficial ownership of 340,000 shares of Common Stock, which shares were issued to Jian Ke following the issuance of a Section 3(a)(10) court order as set forth under the SFA. The SFA contains a provision limiting beneficial ownership of the Reporting Persons which provision states, in effect, that the Company shall not effect the exercise any portion of the Series A Rights Shares or the Series B Rights Shares pursuant to the terms and conditions of the SFA if and to the extent that after giving effect to such exercise, the Reporting Persons, individually or in the aggregate, would beneficially own in excess of 9.99% of the shares of Common Stock outstanding immediately after giving effect to such exercise. The Reporting Persons have not acquired the securities with any purpose, or with the effect, of changing or influencing the control of the Issuer, or in connection with or as a participant in any transaction having that purpose or effect, including any transaction subject to Rule 13d-3(b).
Percent of class: The shares referenced above represent 7.15% ownership of the Issuer's outstanding securities calculated based on an aggregate of 3,450,770 shares of Common Stock outstanding as of July 7, 2025, in reliance on information received from the Issuer's transfer agent. The Reporting Persons have not acquired the securities with any purpose, or with the effect, of changing or influencing the control of the Issuer, or in connection with or as a participant in any transaction having that purpose or effect, including any transaction subject to Rule 13d-3(b).
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 247000
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 247000

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Joint Filing Agreement

## Signatures
- Jian Ke: /s/ Jian Ke, Jian Ke, in his individual capacity (07/23/2025)
- FT Global Capital Inc.: /s/ Jian Ke, Jian Ke, President, CEO (07/23/2025)